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08025857

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FEB 22 2008
Washington, DC
106
SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence & Co. Inc. Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street, 7th Floor
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee 617 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company, LLP
(Name – *if individual, state last, first, middle name*)

24 School Street (Address) Boston (City) Massachusetts (State) 02108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Giles W. McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mcnamee Lawrence & Co., Inc., Securities, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Massachusetts
County of Suffolk

On this the 21st day of February 2008, before me, Nichole M. Wells, the undersigned officer, personally appeared Giles W. McNamee, satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that they executed the same for the purposes therein contained.

Nichole M. Wells

NICHOLE M. WELLS
Notary Public
Commonwealth of Massachusetts
My Commission Exp. May 10, 2014

McNAMEE LAWRENCE & CO. SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

McNAMEE LAWRENCE & CO. SECURITIES, INC.

December 31, 2007

Contents

edelstein
EDELSTEIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

24 School Street
Boston, MA 02108-5113

Tel: 617-227-6161
Fax: 617-589-0530

www.edelsteincpa.com
A Member of AGN International, Ltd.

Independent Auditors' Report

Board of Directors and Stockholder of
McNamee Lawrence & Co. Securities, Inc.

We have audited the accompanying statement of financial condition of McNamee Lawrence & Co. Securities, Inc. (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McNamee Lawrence & Co. Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 16, 2008

McNAMEE LAWRENCE & CO. SECURITIES, INC.
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 47,489
Due from parent	126,350
Prepaid expenses	21,068
Total assets	194,907
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses	13,360
Accrued income taxes	18,300
Total liabilities	31,660
Stockholder's equity	
Common stock, no par value; 2,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	144,085
Retained earnings	19,162
Total stockholder's equity	163,247
Total liabilities and stockholder's equity	$ 194,907

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

Note A - Organization and Nature of Business

McNamee Lawrence & Co. Securities, Inc. (the "Company" or "MLCS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company is 100% owned by McNamee Lawrence & Co. LLC ("MLC").

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

Note B. – Significant Accounting Policies

Investment Banking

Investment banking revenues represents fees earned for providing fairness opinions.

Revenues are recorded upon completion of the fairness opinion and income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all demand deposit bank accounts to be cash equivalents. From time to time, the Company's cash balance exceeds the insurance limit provided by the Federal Deposit Insurance Corporation.

Note C – Related Party Transactions

MLCS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time) in the course of their management of the Company's operations.

Expense Sharing Agreement

An expense sharing agreement provides that MLC pays certain shared expenses of MLCS. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement. The agreement covers rent, office supplies, travel, entertainment, postage, telephone and insurance. The agreement provides that MLCS will not reimburse these costs to MLC.

Revenue Sharing Agreement

A revenue sharing agreement requires MLCS to pay 95% of fees earned to MLC in exchange for investment banking and advisory services. For the year ended December 31, 2007, fees earned by MLCS and allocated to MLC totaled $33,250

Servicing Agreement

A servicing agreement requires MLCS to provide MLC certain advisory and administrative services. For providing such services, MLC pays MLCS a service fee equal to five percent of the payroll related expenses allocated to MLC during the year. For the year ended December 31, 2007, the service fee totaled $84,360.

MLCS pays all salary and salary related expenses for MLC. Salaries and salary related expenses are allocated between MLCS and MLC based on a proration of revenues. Expenses allocated to MLCS pursuant to this agreement totaled $612 for the year ended December 31, 2007.

The servicing agreement provides that to the extent the cash on hand of either MLCS or MLC is insufficient to pay its expenses, the other company may, but is not required to, make an advance of such amount as may be needed.

Note D – Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Income taxes as reported in the financial statements consist of taxes currently due plus any deferred taxes due or refundable in future periods as a result of reporting certain items of income or expense for tax purposes in different years. There were no deferred income tax assets or liabilities as of December 31, 2007.

Note E – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements. At December 31, 2007, the Company had net capital of $15,829, which exceeded its requirement by $10,829.

The Company filed notifications to the SEC and FINRA under SEC Rule 17a-11(b) of a net capital deficiency for the period January 31, 2007 through February 14, 2007, and for the period January 15, 2008 through January 28, 2008. The net capital deficiency totaled $22,531 at February 14, 2007 and $19,642 at January 28, 2008. The Company subsequently corrected the deficiencies on February 15, 2007 and January 29, 2008, respectively.

END